UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2019

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
 Science Park, P.O. Box 4081
 Rehovot 7670402
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891 and 333-233267, and the Registrant’s Form F-3 Registration Statement, as amended, File No. 333-214816.

Other Information

On November 21, 2019, a notice was submitted to the Chief Executive Officer and Chief Financial Officer of Kamada Ltd. (the “Company”) on behalf of FIMI 6 2017 Ltd. (“FIMI”) giving notice that FIMI has acquired 4,920,478 of the Company’s shares through a series of block trades from several shareholders.

Exhibit

The following exhibit is attached:

99.1	Notice to the Chief Executive Officer and Chief Financial Officer of Kamada Ltd. on behalf of FIMI 6 2017 Ltd. dated November 21, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 21, 2019	KAMADA LTD.
	By:	/s/ Chaime Orlev
Chaime Orlev Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Notice to the Chief Executive Officer and Chief Financial Officer of Kamada Ltd. on behalf of FIMI 6 2017 Ltd. dated November 21, 2019